Exhibit 99.1

Internal

Adagene announces up to $25 million strategic investment from Sanofi

- Sanofi to exercise option on third SAFEbody discovery program and sponsor combination clinical trial with muzastotug

- Company expects proceeds to extend cash runway into 2027

SAN DIEGO and SUZHOU, China, July 1, 2025 (GLOBE NEWSWIRE) -- Adagene Inc. (“Adagene or the Company”) (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, today announced strategic investment and option exercise by Sanofi (Euronext: SAN FP).

Sanofi has agreed to make strategic investment of up to US$25 million in Adagene. The Company plans to use the proceeds to fund its research and development activities, including clinical development of muzastotug (ADG126), an anti-CTLA-4 SAFEbody, through a randomized phase 2 trial in microsatellite stable colorectal cancer (MSS CRC).

To further explore the clinical potential of muzastotug, Adagene will supply Sanofi with muzastotug to evaluate the safety, efficacy, pharmacokinetics and biomarker data in combination with other anticancer therapies in over 100 patients in a phase 1/2 clinical trial in advanced solid tumors. Adagene continues to own worldwide commercial rights to muzastotug.

Sanofi has also exercised its option to select a third SAFEbody discovery program, utilizing Adagene’s proprietary masking technology and antibody engineering expertise. The bispecific therapeutic, with undisclosed targets, will be engineered by Adagene and induces an option exercise fee, as well as milestones and royalties as per the 2022 partnership agreement with Adagene.

“Expanding our partnership with Sanofi highlights the potential of our SAFEbody platform and the clinical proof of concept for ADG126, our masked anti-CTLA-4 program and the most advanced of its kind,” said Peter Luo, Chairman, CEO and President of R&D at Adagene. “This strategic partnership reinforces our shared vision of ADG126’s promise in advanced solid tumors, including MSS CRC, where dose-limiting challenges have hindered anti-CTLA-4 therapies. We value our trusted relationship with Sanofi.”

As of December 31, 2024, the Company had audited cash and cash equivalents of US$85.2 million. The proceeds from the investment of Sanofi, together with the current cash and cash equivalents, are expected to be sufficient to fund planned operations into 2027.

Following the equity investment and strategic collaborations, a Sanofi representative will join Adagene’s Scientific Advisory Board (SAB), which provides strategic advice on the scientific and clinical aspects of the Company’s activities.

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About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address globally unmet patient needs. The company has forged strategic collaborations with reputable global partners that leverage its SAFEbody® precision masking technology in multiple approaches at the vanguard of science.

Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. The company’s SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the tumor microenvironment, this allows for tumor-specific targeting of antibodies in tumor microenvironment, while minimizing on-target off-tumor toxicity in healthy tissues.

Adagene’s lead clinical program, ADG126 (muzastotug), is a masked, anti-CTLA-4 SAFEbody that targets a unique epitope of CTLA-4 in regulatory T cells (Tregs) in the tumor microenvironment. ADG126 is currently in phase 1b/2 clinical studies in combination with anti-PD-1 therapy, particularly focused on Metastatic Microsatellite-stable (MSS) Colorectal Cancer (CRC). Validated by ongoing clinical research, the SAFEbody platform can be applied to a wide variety of antibody-based therapeutic modalities, including Fc empowered antibodies, antibody-drug conjugates, and bi/multi-specific T-cell engagers.

For more information, please visit: https://investor.adagene.com.

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SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Internal

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding  the impact of Sanofi’s strategic investment and Adagene’s relationship with Sanofi; the expected timeframe for funding Adagene’s operating plan with current cash and cash equivalents and the proceeds from Sanofi’s investment;  certain clinical results of ADG126, the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Contacts:

Raymond Tam

raymond_tam@adagene.com

Corey Davis

LifeSci Advisors

cdavis@lifesciadvisors.com

Media Contact:

Lindsay Rocco
Elixir Health Public Relations
lrocco@elixirhealthpr.com

+1 862-596-1304